| *BALANCE SHEET - TRANSITNET LLC* | **As of**<br>**12/31/2022** |
|---|---:|
| **ASSETS** | |
| | |
| Current Assets | |
| Cash | 710,183.80 |
| Trade Receivables | 0.00 |
| Other Receivables | 0.00 |
| Total Current Assets | $710,183.80 |
| | |
| Other Assets | |
| Intangible Asset | 50,000.00 |
| Total Other Assets | $50,000.00 |
| | |
| Total Assets | $760,183.80 |
| | |
| | |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| | |
| Current Liabilities | |
| Accrued Rent | 0.00 |
| Accounts Payable | 0.00 |
| Due to Member(s) | 186,251.78 |
| Deferred Revenues | 39,884.59 |
| Total Current Liabilities | $226,136.37 |
| | |
| Long-Term Liabilities | |
| Convertible Notes | 0.00 |
| Loan Payable | 0.00 |
| Total Long-Term Liabilities | $0.00 |
| | |
| Members' Equity | |
| Members' Equity | 50,000.00 |
| Additional Paid-in Capital | 2,857,453.87 |
| Retained Earnings (Accumulated Deficit) | (995,578.98) |
| Net Income (Loss) | (1,377,827.46) |
| Total Members' Equity | $534,047.43 |

Total Liabilities & Members' Equity                 $760,183.80


*NET INCOME (LOSS) includes onetime expenses iWeFunder fees included in the FUNDING PORTAL FEES lines of the Income Statement.*

| TRANSITNET | Revenue | Cash Collected | Cash Payments | Cash Flow |
|---|---|---|---|---|
| | | | | |
| 1Q 2022 | $2,848.00 | $2,848.00 | $312,998.98 | ($310,150.98) |
| 2Q 2022 | $0.00 | $0.00 | $341,836.93 | ($341,836.93) |
| 3Q 2022 | $0.00 | $0.00 | $365,632.19 | ($365,632.19) |
| 4Q 2022 | $0.00 | $0.00 | $320,768.45 | ($320,768.45) |

| TRANSITNET 2022 YTD | $2,848.00 | $2,848.00 | $1,341,236.55 | ($1,338,388.55) |
|---|---|---|---|---|

| PROFIT/LOSS - TRANSITNET LLC | 2022 | Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|
| Revenue | | | | | |
| Subscriptions | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Other Revenue | 2,848.00 | 0.00 | 0.00 | 0.00 | 2,848.00 |
| Total Revenue | $2,848.00 | $0.00 | $0.00 | $0.00 | $2,848.00 |
| | | | | | |
| Cost of Income | | | | | |
| Software and Servers | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Sales Commission | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Total Cost of Income | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| | | | | | |
| **Gross Profit** | $2,848.00 | $0.00 | $0.00 | $0.00 | $2,848.00 |
| | | | | | |
| **Gross Profit Margin** | 100.00% | | | | 100.00% |
| | | | | | |
| Operating Expenses | | | | | |
| Payroll and Benefits | 557,057.59 | 138,523.70 | 137,963.58 | 137,330.92 | 143,239.39 |
| Office Software, SaaS, & Internet | 28,422.81 | 8,498.99 | 7,025.61 | 7,340.75 | 5,557.46 |
| Professional Services | 584,037.86 | 140,306.79 | 186,232.53 | 151,401.05 | 106,097.49 |
| Sales/Marketing | 45,949.85 | 3,000.00 | 7,500.00 | 14,494.86 | 20,954.99 |
| Business Meals | 8,876.41 | 2,193.20 | 2,190.42 | 2,182.17 | 2,310.62 |
| Travel | 419.31 | 82.23 | 337.08 | 0.00 | 0.00 |
| General Operating & Administrative Expenses | 108,375.38 | 25,978.32 | 22,177.66 | 27,644.33 | 32,575.07 |
| Rent and Utilities | 8,097.34 | 2,185.22 | 2,205.31 | 1,442.85 | 2,263.96 |
| Total Operating Expenses | $1,341,236.55 | $320,768.45 | $365,632.19 | $341,836.93 | $312,998.98 |
| | | | | | |
| **Operating Profit (Loss)** | ($1,338,388.55) | ($320,768.45) | ($365,632.19) | ($341,836.93) | ($310,150.98) |
| | | | | | |
| Financing | | | | | |
| Loan Payments | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Funding Portal Fees | 39,438.91 | 8,886.73 | 30,552.18 | 0.00 | 0.00 |
| Total Financing | $39,438.91 | $8,886.73 | $30,552.18 | $0.00 | $0.00 |
| | | | | | |
| **Net Profit (Loss)** | ($1,377,827.46) | ($329,655.18) | ($396,184.37) | ($341,836.93) | ($310,150.98) |

**TRANSITNET LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
For the Year Ending December 31, 2022

| $ | Members' Capital | Members' Distributions | Retained Earnings (accumulated deficit) | Total |
|---|---|---|---|---|
| **Beginning Balance, December 31, 2021** | **50,000** | **-** | **(1,005,578)** | **(955,578)** |
| Members' Capital | - | - | - | - |
| Members' Distribution | - | - | - | - |
| Net Income (Loss) | - | - | (1,377,827) | - |
| Ending Balance, December 31, 2022 | **50,000** | **-** | **(2,383,405)** | **(2,333,405)** |

# TRANSITNET LLC
## NOTES TO THE FINANCIAL STATEMENTS
For the Year Ending December 31, 2022

**About the Company & its Nature of operations**
TRANSITNET LLC ("the Company"), is a California limited liability company formed on January 27, 2020. The Company operates in the cryptocurrency and network security field and provides tools through its cloud-based SaaS platform which assist with the title verification for digital assets.

The Company is wholly owned by CapLinked, Inc ("CLI" or the "Parent Company").

**Fiscal year**
The Company operates on a December 31st year-end.

**Going Concern Matters**
The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception (totaling $2,383,405 as of December 31, 2022). Additionally, the Company had a stockholders' deficit balance of $2,333,405.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 26, 2024 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or equity, its ability to commence profitable sale of its services, and its ability to generate positive operational cash flow.

**Summary of significant accounting policies:**

**Basis of accounting**
The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

**Risks and Uncertainties**
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its

operations.

**Use of estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Cash and cash equivalents**

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2022.

**Software Development Costs**

Costs incurred to internally develop computer software products or to enhance an existing product are recorded as research and development costs and expensed when incurred until technological feasibility for the respective product is established. Thereafter, all software development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers.

**TRANSITNET.IO (SOFTWARE)**

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of software costs that were incurred by the Company.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

The Company built an automated asset collision detection system that can formalize existing, human-based methods and help the financial audit industry more strongly assert more robust due diligence to regulatory agencies.

The Company began amortizing software in 2021, as the software is being used to generate revenues from asset collision identifier contracts. The software is amortized based on a five (5) year useful life.

No impairment charges were made as of December 31, 2022.

### Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

### Expense Recognition
The Company recognizes and records expenses for services, supplies and other products as they

are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

## Commitment

### Economic Interest Owners
Economic Interest Owners ("EIO") are registered owners of TransitNet Tokens who are entitled to receive distributions, if any, from the Token Owners' Account ("TOA"). EIO's have no right to participate in the management or affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decisions of the Member or Manager.

### Distribution of Available Cash
If an interim distribution to the Members is made, twenty-five percent (25%) of the available cash will be transferred to the TOA and thereafter distributed to the EIO's in the percentage of tokens held by said Owner in proportion to the aggregate number of tokens of all EIO.

### Token Owners' Account
The Company will establish and maintain an account designated solely for the benefit of the EIO's. The amount transferred periodically into the TOA will be determined by calculating an amount equal to twenty-five percent (25%) of the following: (i) the net income of the Company distributable to the Members, if any; (ii) the available cash distributed periodically (iii) the net proceeds from the sale of all or substantially all of the Company's assets.

### Income taxes
The Company is a single member LLC. Accordingly, it is treated as a disregarded entity for federal, state, and local tax purposes. As such, all income and losses are reported by the Parent Company.

### Member Capital
The Company is wholly owned by CLI. CLI has the right, title and interest in and to TransitNet.IO software. CLI is an EIO who owns 4.4 million (approx.) TransitNet tokens.

The Company will establish and maintain an individual Capital Account for each Member pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv).

No Member has the right to withdraw its capital contribution or to demand and receive property of the Company or any distribution in return for his/her/its Capital Contribution, except as may be specifically provided in the Operating Agreement or required by law.

### Allocation of Net Income, Net Loss, or Capital Gains
The net income, net loss, or capital gains of the Company for each fiscal year of the Company is allocated to the Member in accordance with its percentage interests in the Company.
If the Member contributes property with an adjusted income tax basis different from the fair market value at which the property is accepted and credited to that Member's capital account, then solely

for income tax purposes and the determination of the Member's distributive share of the net Company profits and losses, any depreciation, depletion, gain, or loss with respect to that property shall, pursuant to Internal Revenue Code Section 704(c) of 1986 and Treasury Regulations Section 1.704-3, be allocated according to the traditional method.

**Distribution of Available Cash**
Interim distributions made before the dissolution and winding up of the Company may be made periodically. Seventy-five percent (75%) of the available cash of the Company, if any, will be distributed to the Member pursuant to Corporations Code Section 17704.04(a), on the basis of the value (as stated in the Company records at date of distribution) of the contributions received from the Member in accordance with its percentage interest.

Available cash need not be distributed to the extent that the cash is required for a reasonable working capital reserve for the Company; the amount of the reasonable working capital reserve is to be determined by the Members.

**Related Party Transactions**
The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Material related party transactions are required to be disclosed in the financial statements, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which a statement of operations is presented and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amount of transactions for each of the periods for which a statement of operations is presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

On October 4, 2020, the Company entered into an agreement with CapLinked, Inc. ("CLI") in which CLI agreed to provide operational support in the form of personnel, payroll professional services, administrative support, office space and other essential functions. As per the agreement, CLI advances the cost of all such operational support and provides the Company with quarterly invoices showing the agreed-upon rate and corresponding cost for each such item of support and the Company pays CLI the amounts listed on each invoice within ten (10) days of the invoice.

**SAFEs (Simple Agreements for Future Equity) and convertible notes**
During 2021, the Company issued Simple Agreements for Future Equity ("SAFE") for an aggregate amount of $2,128,103 at a post-money valuation cap between $5,500,000 and $5,750,000 and a discount rate between 88.00% and 90.00%. During 2022, the Company issued SAFE for an aggregate amount of $848,239 at a post-money valuation cap between $8,000,000 and $16,000,000 and a discount rate between 90.00% and 100.00%. The SAFE have no maturity date and bear no interest. The SAFE provide a right to the holder to future equity in the Company in the form of SAFE Preferred Units. SAFE Preferred Units are series of Preferred Units issued to Investor in an Equity Financing, having identical rights, privileges, preferences and restrictions as the Standard Preferred Units, other than: (i) the per unit liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price (either the SAFE Price or the Discount Price, whichever calculation results in a greater number of SAFE Preferred Units).

If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the number of SAFE Preferred Units equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the SAFE terminate, subject to the certain liquidation priority rules, the SAFE are entitled to receive a portion of the Proceeds, due and payable to Investor immediately prior to or concurrent with, the consummation of such Liquidity Event, the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

If the Company intends a Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, the Company may reduce the cash portion of Proceeds payable to Investor as determined by its board of directors in good faith for such Change of Control provided that such reduction (i) does not reduce the total Proceeds payable to Investor, and, (ii) is applied in the same manner and on a pro rata basis to all securityholders who have priority to the investor.

**Contingencies**
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

**Subsequent events**
The Company evaluated subsequent events through April 26, 2023, the date on which the financial

statements were available to be issued. The leadership teams of the Company and its parent entity, CLI, are currently determining the terms of a full separation and spin-off of TransitNet from CLI, which if completed would make TransitNet a wholly independent company, owned directly by the stockholders of CLI, each in proportion to his, her, or its stockholding in CLI.